

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com





28th April 2005
For immediate release

Jardine Lloyd Thompson Group plc
AGM Statement

The following announcement was issued today by the Company's 30%-owned associate, Jardine Lloyd Thompson Group plc.

28th April, 2005

Jardine Lloyd Thompson Group plc
AGM Statement

At the time of JLT's preliminary results announcement on 28th February, 2005, we stated that the results for 2005 of our Risk and Insurance business were likely to be significantly affected by the weak US dollar, the absence of PSA's and a continued softening in insurance markets. Since then, rates in most lines of business in which we operate have continued to fall and the dollar has remained weak. Although it is still early in the financial year, this downward trend leads us to view the year as a whole with continued caution.

The Employee Benefits business continues to perform in line with expectations.

Enquiries

George Stuart-Clarke, Finance Director	JLT Group	0207 528 4444
Rupert Younger	Finsbury Group	0207 251 3801
Julius Duncan		